Exhibit 99.2

CAN-FITE BIOPHARMA LTD.

FINANCIAL DATA FROM THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

ATTRIBUTABLE TO THE COMPANY

AS OF SEPTEMBER 30, 2013

UNAUDITED

INDEX

Page

Special Report in accordance with Regulation 38d	2

Special Auditor's Report	3

Financial Data from the Interim Consolidated Statements of Financial Position Attributable to the Company	4 - 5

Financial Data from the Interim Consolidated Statements of Comprehensive Income Attributable to the Company	6

Financial Data from the Interim Consolidated Statements of Cash Flows Attributable to the Company	7 - 8

Additional Information	9 - 15

- - - - - - - - - - -

CAN-FITE BIOPHARMA LTD.

Special Report in accordance with Regulation 38d

Financial Data and Financial Information from the Interim Consolidated Financial Statements

Attributable to the Company

The following separate financial data and financial information attributable to the Company are derived from the interim consolidated financial statements of the Group as of September 30, 2013 ("the consolidated financial statements") which were published in the periodic reports and which were disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Can-Fite BioPharma Ltd.

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

The Shareholders of

Can-Fite BioPharma Ltd.

Special auditor's Report on the Review of the Separate Interim Financial Information in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

We have reviewed the separate interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Can-Fite Biopharma Ltd. ("the Company") as of September 30, 2013 and for the nine and three-month periods then ended. The Company's board of directors and management are responsible for the separate interim financial information. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of the separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

/s/ Kost Forer Gabbay & Kasierer
Tel Aviv, Israel	KOST FORER GABBAY & KASIERER
November 28, 2013	A Member of Ernst & Young Global

Can-Fite BioPharma Ltd.

Financial Data from the Interim Consolidated Statements of Financial Position
Attributable to the Company

	September 30,		December 31,
	2013	2012	2012
	Unaudited		Audited
	NIS in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	7,028	1,364	1,563
Subsidiary	4,424	386	-
Accounts receivable	1,221	790	710

	12,673	2,540	2,273

NON-CURRENT ASSETS:
Investment in subsidiary	-	2,465	-
Royalty rights	1,310	1,757	1,756
Property, plant and equipment, net	150	171	159

	1,460	4,393	1,915

	14,133	6,933	4,188

The accompanying additional information is an integral part of the separate financial data and financial information.

Can-Fite BioPharma Ltd.

Financial Data from the Interim Consolidated Statements of Financial Position
Attributable to the Company

	September 30,			December 31,
	2013	2012		2012
	Unaudited			Audited
	NIS in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	1,919	1,889		2,808
Subsidiary	-	-		269
Other accounts payable	1,825	2,032		3,856
Warrants (series 6)	149	198		149
Warrants (series 7)	159	-		773
Warrants (series 8)	308	349		357
	4,360	4,468		8,212
NON-CURRENT LIABILITIES:
Deficit in investment in subsidiary	5,998	-		552
Warrants (series 7)	-	753		-
Employee benefit liabilities, net	67	91		68

	6,065	844		620

	10,425	5,312		8,832
EQUITY (DEFICIENCY) ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	3,568	2,734		2,734
Share premium	250,782	233,754		233,754
Share-based compensation	15,561	15,196		15,279
Warrants (series 9)	669	669		669
Warrants (series 10)	3,178	-		-
Warrants (series 11)	3,066	-		-
Treasury shares	(3,628)	(5,805	)*	(5,805	)*
Accumulated deficit	(269,488)	(244,927	)*	(251,275	)*
Total equity	3,708	1,621		(4,644)

	14,133	6,933		4,188

*	Reclassified.

The accompanying additional information is an integral part of the separate financial data and financial information.

November 28, 2013	/s/ Ilan Cohn	/s/ Pnina Fishman	/s/ Motti Farbstein
Date of approval of the financial statements	Mr. Ilan Cohn Chairman of the Board of Directors	Prof. Pnina Fishman Member of the Board and CEO	Mr. Motti Farbstein Chief Operating and Financial Officer

Can-Fite BioPharma Ltd.

Financial Data from the Interim Consolidated Statements of Comprehensive Income
Attributable to the Company

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in thousands

Research and development expenses	4,544	5,019	1,063	1,349	5,877
General and administrative expenses	5,834	4,229	2,064	1,370	6,829

Operating loss	10,378	9,248	3,127	2,719	12,706

Finance expenses	760	4,398	302	10,515	4,258
Finance income	(548)	(958)	(393)	(236)	(1,017)
Loss before taxes on income	10,590	12,688	3,036	12,998	15,947
Taxes on income	-	-	-	-	11
Loss (profit) before equity loss	10,590	12,688	3,036	12,998	15,958
Company's share of losses (income) of investee, net	7,422	2,047	1,851	(6,701)	4,862

Net loss attributable to the Company	18,012	14,735	4,887	6,297	20,820

Other comprehensive loss (income) attributable to the Company	201	(272)	(38)	(180)	(9)

Total comprehensive loss attributable to the Company	18,213	14,463	4,849	6,117	20,811
Net loss per share attributable to equity holders of the Company (in NIS):
Basic and diluted net loss per share	1.38	1.39 *	0.36	0.58 *	2.07 *

*	Adjusted for capital consolidation (see 2i2).

The accompanying additional information is an integral part of the separate financial data and financial information.

Can-Fite BioPharma Ltd.

Financial Data from the Interim Consolidated Statements of Cash Flows
Attributable to the Company

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in thousands
Cash flows from operating activities of the Company:

Net loss attributable to the Company	(18,012)	(14,735)	(4,887)	(6,297)	(20,820)

Adjustments to reconcile net loss to net cash used :

Depreciation of property, plant and equipment	42	70	15	21	86
Cost of share-based compensation	188	526	39	123	609
Revaluation of investment in subsidiary	446	3,731	160	10,445	3,732
Loss (gain) from sale of property, plant and equipment	(6)	(32)	-	(3)	(42)
Interest on deposits	(24)	(23)	(19)	(5)	(23)
decrease in employee benefit liabilities, net	(1)	(99)	1	8	(122)
Company's share of losses of investee, net	7,422	2,047	1,851	(6,701)	4,862
Taxes on income	-	-	-	-	11
Decrease in fair value of warrants (series 5)	-	(138)	-	-	(138)
Decrease in fair value of warrants (series 6)	-	(198)	(84)	(79)	(247)
Decrease in fair value warrants (series 7)	(614)	(40)	(326)	(40)	(20)
Increase (decrease) in fair value of warrants (series 8)	(49)	-	89	8	8
Increase in fair value of warrants (series 10)	545	-	-	-	-
Decrease in fair value of warrants (series 11)	(73)	-	(37)	-	-
Sale of treasury shares to third party	(278)	-	-	-	-
Exchange rate differences on balances of cash and cash equivalents	(283)	197	(112)	(32)	(217)

	7,315	6,041	1,577	3,745	8,499
Working capital adjustments:
Decrease (increase) in accounts receivable	(511)	784	153	399	864
Decrease (increase) in subsidiary's balance	(4,693)	2,324	(1,454)	15	-
Increase (decrease) in trade payables	(889)	(21)	486	423	898
Increase (decrease) in other accounts payable	(2,031)	(66)	(849)	194	4,737

	(8,124)	3,021	(1,664)	1,031	6,499
Cash paid and received during the period in the Company for:
Interest received	24	23	19	5	23
Income tax paid	-	-	-	-	(11)

	24	23	19	5	12

Net cash used in operating activities of the Company	(18,797)	(5,650)	(4,955)	(1,516)	(5,810)

The accompanying additional information is an integral part of the separate financial data and financial information.

Can-Fite BioPharma Ltd.

Financial Data from the Interim Consolidated Statements of Cash Flows
Attributable to the Company

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in thousands
Cash flows from investing activities of the Company:

Purchase of property, plant and equipment	(34)	(13)	(7)	-	(17)
Proceeds from sale of property, plant and equipment	7	82	-	3	92
Sell of assets measured by fair value	-	-	3,265	-	-

Net cash provided by (used in) investing activities of the Company	(27)	69	3,258	3	75

Cash flows from financing activities of the Company:

Issue of share capital (net of issue expenses)	18,148	4,331	-	-	4,331
Exercise of share options	86	176	-	38	176
Exercise of Warrants (series 5)	-	76	-	-	76
Receipts on account of Warrants (series 8 and 9 net of issue expenses)	-	1,018	-	-	1,018
Receipts on account of Warrants (series 10 and 11 net of issue expenses)	5,772	-	-	-	-

Net cash provided by financing activities of the Company	24,006	5,601	-	38	5,601

Exchange rate differences on balances of cash and cash equivalents	283	(131)	112	33	222

Increase (decrease) in cash and cash equivalents	5,465	(111)	(1,585)	(1,442)	88
Cash and cash equivalents at the beginning of the period	1,563	1,475	8,613	2,806	1,475

Cash and cash equivalents at the end of the period	7,028	1,364	7,028	1,364	1,563

The accompanying additional information is an integral part of the separate financial data and financial information.

Can-Fite Biopharma Ltd.

Additional Information

1:-	General

a.	These financial statements have been prepared in a condensed format as of September 30, 2013 and for the nine-month and three-month periods then ended ("interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2012 and for the year then ended and accompanying notes ("annual financial statements").

b.	For the nine-month period ended September 30, 2013, the Company incurred losses of NIS 18,012 thousand and it had negative cash flows from operating activities in the amount of NIS 18,797 thousand as well as accumulated losses from previous years. In addition, based on the decision of the Company's board of directors, the Company has undertaken to finance clinical development of its subsidiary, OphthaliX Inc. (or "OphthaliX"), until the latter raises capital. The Company has not yet generated any material revenues from sales of its own developed products and has financed its activities by raising capital and by collaborating with multinational companies in the industry. On February 5, 2013, and October 23, 2013 the Company raised a net total of NIS 23,920 and 20,138 thousand respectively (see Note 2d and 3a). Furthermore, the Company is continuing to finance its operating activities by raising capital and collaborating with multinational companies in the industry. The Company has other alternative plans for financing its ongoing activities, if necessary, such as improving the Company's flexibility in the patient recruitment rate of its clinical trials and/or the sale of assets. The Company's management and board of directors are of the opinion that these financial resources will be used for operating activities at least until mid-2015.

c.	On November 17, 2013 the registration for trade in NYSE MKT was approved.

2:-	Additional Information

a.	On January 27, 2013, the Petach-Tikva District Court approved the Company's request to extend the exercise period of all warrants (series 6) until September 1, 2013 according to the Company’s general meeting decision of January 10, 2013.

On August 18, 2013, the Company filed an application with the District Court in Petach-Tikva, Israel to approve the convening of a general meeting of the Company's shareholders and a general meeting of the holders of warrants (series 6) of the Company to extend the exercise period of the warrants (series 6) until September 1, 2014. On August 26, 2013, the District Court in Petach-Tikva, Israel approved the extension of the exercise period until October 30, 2013. On August 27, 2013, a general meeting of the shareholders and the holders of warrants (series 6) assembly were convened in order to approve the extension of exercise period of the warrants (series 6) until September 1, 2014. Although the general meeting of the holders of warrants (series 6) approved the extension, because the general meeting of the shareholders did not approve the extension, the warrants (series 6) expired on October 30, 2013.

b.	On January 29, 2013, OphthaliX's board of directors approved the addendum to the Company’s 2012 option plan. On February 7, 2013, the addendum was approved by the Israeli Tax Authority and on March 8, 2013 the addendum came into effect and will be effective with respect to new grants under the Company’s 2012 option plan.

Can-Fite Biopharma Ltd.

Additional Information

2:-	Additional Information (Cont.)

c.	On February 4, 2013, the Company signed a revised agreement with the NIH for updating the milestone dates as follows:
1.	For the Anti-cancer therapeutic indication:
a.	Initiate FDA Phase I clinical trial or foreign equivalent by the end of the first quarter 2008.
b.	Initiate FDA Phase I/II clinical trial or foreign equivalent by the end of the third quarter 2009.
c.	Initiate FDA Phase II clinical efficacy trial or foreign equivalent by the end of 2013
d.	Initiate FDA Phase III clinical trial or foreign equivalent by the end of the first quarter 2015.
e.	Submit a New Drug Application (NDA) (or its equivalent) to the FDA (or its foreign equivalent) for the Licensed Product of Process by the end of second quarter 2017.
2.	For the Arthritis therapeutic indication:
a.	Initiate FDA Phase IIb clinical efficacy trials or foreign equivalent in rheumatoid arthritis by the end of second quarter of 2006.
b.	Initiate FDA Phase III clinical trials or foreign equivalent by the end of 2013.
c.	Submit a New Drug Application (NDA) (or its equivalent) to the FDA (or its foreign equivalent) for the Licensed Product or Process by the end of 2016.

Except as set forth above, the revised agreement has no effect on the original license terms agreed upon with the NIH.

d.	On February 5, 2013, the Company offered securities to the public according to a shelf proposal report which was published on the basis of a shelf prospectus which the Company had published on July 26, 2012. The securities were offered to the public in 6,927 units ("the units") at a minimum unit price of NIS 3,144 per unit. Each unit comprises 400 ordinary shares NIS 0.25 par value per share at NIS 7.86 per share, 5,000 warrants (series 10) and 5,000 warrants (series 11), both series of warrants for no additional consideration.

Every 25 warrants (series 10) are exercisable into one ordinary share, NIS 0.25 par value per share, of the Company for NIS 0.394, with the warrants being linked to the Israeli consumer price index for December 2012. The warrants are exercisable until October 31, 2015.

In addition, every 25 warrants (series 11) are exercisable into one ordinary share, NIS 0.25 par value per share, of the Company for NIS 0.392, with the warrants being linked to the Israeli consumer price index for December 2012. The warrants are exercisable until April 30, 2016.

Due to an oversubscription, 7,477 units were purchased at a price of NIS 3,544 per unit for total proceeds of NIS 23,920 thousand (net of issuance expenses of approximately NIS 2,572 thousand). The issuance proceeds were received on February 5, 2013.

The shares included in the units were listed for trading on February 5, 2013.

Can-Fite Biopharma Ltd.

Additional Information

2:-	Additional Information (Cont.)

e.	As part of the above mentioned capital raising, the Company's board of directors approved the grant of 1,682,000 warrants (series 10) exercisable into 67,280 ordinary shares, NIS 0.25 par value per share, of the Company to the Company's external advisors. The grant was included in the issuance expenses of the Company in connection with a certain capital raising round, as discussed in note d. above. The exercise price of the warrants (series 10) is NIS 0.394 per warrant. The warrants (series 10) expire on October 31, 2015, inclusive. Assuming full exercise of all the options, they will represent approximately 0.47% of the issued and outstanding share capital of the Company and approximately 0.34% of the share capital of the Company on a fully-diluted basis. The total value of the consideration to be received by the Company upon exercise of the warrants (series 10) is approximately NIS 125 thousand.

f.	On February 5, 2013, 6,040,332 unlisted options were exercised into 241,613 shares. NIS 0.25 par value per share, of the Company by an interested party in the Company for consideration of approximately NIS 61 thousand.

On March 5, 2013, 143,187 unlisted options were exercised into 5,727 shares, NIS 0.25 par value per share, of the Company by an external advisor of the Company. The exercise proceeds are immaterial.

On March 24, 2013, 2,472,107 unlisted options were exercised into 98,884 shares, NIS 0.25 par value per share, of the Company by a director of the Company for consideration of approximately NIS 25 thousand.

g.	On February 28, 2013, OphthaliX’s board of directors approved the appointment of the OphthaliX’s new CEO, who had been appointed by such board of directors in a meeting held on December 12, 2012.

Because OphthaliX’s new CEO also acts as the Company's Chief Business Development Officer, his salary related expenses will be equally allocated between the Company and OphthaliX. The new CEO's appointment is effective from March 1, 2013.

h.	On March 21, 2013, the Company's board of directors approved a grant of 740,000 unlisted options which are exercisable into 29,600 shares, NIS 0.25 par value per share, of the Company to two employees of the Company, three senior officers and three advisors. The exercise price of the options is NIS 0.326 per option. The options vest each quarter over a period of 48 months from the date of grant. According to the binomial model, the economic value of the options on the date when the Company's board of directors approved the grant was NIS 0.148 per option and a total of NIS 141 thousand for all options, which is based on the following inputs: the closing price of the Company's shares of NIS 0.326, ranges of risk-free interest of 1.64%-6.86%, life of the options of 10 years, annual volatility range of 57.58%-72.10%, annual employee turnover of 5%, early exercise factor of 2-2.5 and distribution of annual dividend of 0%.

Assuming full exercise of all the options, they will represent approximately 0.21% of the issued and outstanding share capital and about 0.15% of the share capital on a fully-diluted basis.

The general manager of the Tel Aviv Stock Exchange (“TASE”) approved the listing of the shares issuable upon the exercise of the options for trading on May 6, 2013.

Can-Fite Biopharma Ltd.

Additional Information

2:-	Additional Information (Cont.)

i.	On May 2, 2013, the annual general meeting of the Company's shareholders was convened and accepted the following decisions:

1.	The grant of 250,000 unlisted options which are exercisable into 10,000 ordinary shares, NIS 0.25 par value per share, of the Company to one of the Company's directors. The exercise price of the options is NIS 0.6 per option. According to the binomial model, the economic value of the options on the date when the Company's board of directors accepted the decision was NIS 0.148 per option and a total of NIS 36 thousand for all options, which is based on the following inputs: the closing price of the Company's shares of NIS 0.326, ranges of risk-free interest of 1.64%-6.86%, life of the options of 10 years, annual volatility range of 57.58%-72.10%, annual employee turnover of 5%, early exercise factor of 2.5 and distribution of annual dividend of 0%.

Assuming full exercise of all the options, they will represent approximately 0.07% of the issued and outstanding share capital and about 0.05% of the share capital on a fully-diluted basis. The director was entitled to exercise half of such options immediately upon the date of the grant and the other half of the options become exercisable in equal amounts every quarter over a period of two years. On May 6, 2013, the general manager of the TASE approved the listing of the shares issuable upon the exercise of the options for trading.

2.	The Company's authorized capital was increased by NIS 500,000 par value of ordinary shares, NIS 0.01 par value per share, such that the Company's authorized capital was 10,000,000 divided into 1,000,000,000 ordinary shares, NIS 0.01 par value per share. The Company's authorized share capital and the issued and outstanding share capital were consolidated at the ratio of 1:25. The Company's authorized share capital after the consolidation is NIS 10 million divided into 40 million ordinary shares, NIS 0.25 par value per share.

The effective date of the consolidation was May 10, 2013. The first trading day on which the consolidation actually took effect was May 12, 2013.

According to the terms of the warrants (series 6 through series 11) and according to the terms of the Company's unlisted options issued in private placements to directors, employees, advisors and officers pursuant to the option plan, which the Company adopted on September 30, 2003, the number of shares deriving from the exercise of any warrant will be proportionately adjusted to account for the capital consolidation such that each warrant may be exercised into 0.04 of one consolidated ordinary share of the Company, NIS 0.25 par value per share. The exercise price of each warrant will not change. However, the exercise price paid per one ordinary share will be the exercise price of each warrant multiplied by 25..

j.	On May 12, 2013 the total number of the Company’s ordinary shares held by OphthaliX was decreased due to capital consolidation (see note 2i2), from 17,158,132 ordinary shares, NIS 0.01 par value per share to 714,922 ordinary shares, NIS 0.25 par value per share.

k.	On May 20, 2013, one of the advisors informed the Company that he waived the 80,000 unlisted options which were awarded to him on March 21, 2013 (see note 2h). Accordingly an expense in the sum of NIS 23 thousands was recorded.

Can-Fite Biopharma Ltd.

Additional Information

2:-	Additional Information (Cont.)

l.	On May 29, 2013, the board of directors of OphthaliX approved the grant of 58,750 options to purchase 58,750 shares of its common stock to one of its officers. The total value of the benefit was approximately NIS 92 thousand.

m.	On June 17, 2013, OphthaliX sold 268,095 ordinary shares, NIS 0.25 par value per share, of the Company to a third party for aggregate consideration of NIS 1,838 thousand. After such sale, OphthaliX owns 446,827 ordinary shares of the Company, which represents 3.13% of the Company's issued and outstanding share capital.

n.	On June 23, 2013, 6,000 warrants (series 8) were exercised to purchase 240 ordinary shares, NIS 0.25 par value per share, of the Company for total consideration of approximately NIS 3.6 thousand.

o.	On June 24, 2013, the Petach-Tikva District Court approved the Company's request to extend the exercise period of all warrants (series 8) until December 31, 2013, and the increase of the cash exercise price of each warrant from NIS 0.55 per warrant to NIS 0.75 per warrant (before the Company’s capital consolidation – see note 2i2).

p.	On July 1, 2013, the board of directors of OphthaliX approved the grant of 235,000 options to one of its directors. The total value of the benefit was approximately NIS 468 thousand.

q.	On July 2, 2013, OphthaliX publicly filed a registration statement on Form S-1 with the SEC with respect to a potential underwritten primary public offering of its common stock.

r.	On July 18, 2013, 15,348 unlisted options were exercised into 613 ordinary shares of the Company, NIS 0.25 par value per share, by a director of the Company. The exercise proceeds are immaterial.

s.	On August 1, 2013 and August 4, 2013, a general meeting of the shareholders and the holders of warrants (series 10 and series 11) assembly, respectively, approved a settlement according to which the exercise price of such warrants (series 10 and series 11) will no longer be linked to the Israeli consumer price index. On August 20, 2013, the District Court in Lod, Israel approved such settlement. The settlement changes the classification of the warrants (series 10 and series 11) from liabilities to equity instruments, thereby increasing the Company’s shareholders’ equity, which in turn may be needed to meet certain listing standards of certain U.S. national securities exchanges.

t.	On August 4, 2013, 2,000,000 unlisted options exercisable for 80,000 ordinary shares of the Company expired.

Can-Fite Biopharma Ltd.

Additional Information

3:-	Events after the Reporting Period

a.	On October 23, 2013, the Company offered securities to the public according to a shelf proposal report which was published on the basis of a shelf prospectus which the Company had published on July 26, 2012. The securities were offered to the public in 3,600 units ("the units") at the minimum unit price of NIS 5,000 thousand per unit. Each unit comprises 500 ordinary shares at NIS 10 per share and 375 warrants (series 12) for no additional consideration.

Every warrant (series 12) is exercisable into one ordinary share, NIS 0.25 par value per share, of the Company for NIS 15, not linked to the Israeli consumer price index. The warrants are exercisable until October 22, 2016.

Due to an oversubscription 3,675 units were purchased at a price of NIS 5,800 per unit for total proceeds of NIS 20,138 thousands (net of issuance expenses of approximately NIS 1,177 thousands). The issuance proceeds were received on October 23, 2013. Until the use of issuance proceeds, the case from the issuance proceeds is held in the Company's accounts and will be invested by it in accordance with the Company's investment policy as it in place from time to time, provided that every aforesaid investment will be secure investments, including and without derogating from the generality of the aforesaid, a shekel interest bearing deposit account or foreign currency interest bearing deposit account.

The shares included in the units were listed for trading on October 23, 2013.

b.	On October 22, 2013, the Company's board of directors approved the grant of 91,875 warrants (series 12) exercisable into 91,875 ordinary shares, NIS 0.25 par value per share, of the Company to certain of the Company's external advisors. The grant was included in the issuance expenses of the Company in connection with a capital raising round, as discussed in note 3(a) above. The exercise price of the options is NIS 15.29 per option and the options are not linked to the Israeli Consumer Price Index. The warrants (series 12) expire on October 22, 2016, inclusive. Assuming full exercise of all the warrants (series 12), they will represent approximately 0.57% of the issued and outstanding share capital of the Company and approximately 0.40% of the share capital of the Company on a fully-diluted basis. The total value of the consideration to be received by the Company upon exercise of the warrants (series 12) is approximately NIS 159 thousand.

c.	According to an agreement with IRTH Communications LLC, or IRTH, dated July 17, 2013, with respect to public relations and investor relations services, the Company must pay IRTH an immaterial amount for such services. Such payment consists of cash and the sale of ordinary shares of the Company equal to an aggregate value of approximately $100,000. On November 4, 2013, in connection with the foregoing, the Company’s board of directors approved the private placement of 34,536 ordinary shares, NIS 0.25 par value per share, of the Company which represents approximately 0.15% of the share capital of the company on a fully-diluted basis. Upon issuance, the proceeds of such private placement to IRTH will be approximately $100,000, which represent a price of $2.90, or NIS 10.23, per ordinary share. Such price per share is equal to the closing price per share of the Company's ordinary shares on the TASE on November 3, 2013.

The shares were listed for trading on the TASE on November 13, 2013.

Can-Fite Biopharma Ltd.

Additional Information

3:-	Events after the Reporting Period (Cont.)

d.	On November 7, 2013 the Company filed an application with the District Court in Petach-Tikva, Israel to approve the extension of all warrants (series 7) until March 31, 2014. On November 10, 2013, the District Court in Petach-Tikva, Israel approved the extension of the exercise period of all warrants (series 7) until November 30, 2013. On November 19, 2013, the District Court in Petach-Tikva, Israel approved an additional extension of the exercise period of all warrants (series 7) until January 31, 2014. On November 20, 2013, the District Court in Petach-Tikva, Israel approved the convening of a general meeting of the Company's shareholders and a meeting of the holders of warrants (Series 7) of the Company to approve the extension of the exercise period of the warrants (Series 7) until March 31, 2014. The meetings will convene on December 15, 2013.

e.	On November 17, 2013, the NSYE MKT LLC approved the listing of the Company’s American Depositary Receipts for trading on the NYSE MKT. Such trading commenced on November 19, 2013.

- - - - - - - - - - -

- 15 -